December 20, 2018

Roger Branton
Chief Executive Officer
xG Technology, Inc.
240 S. Pineapple Avenue
Sarasota, FL 34236

       Re: xG Technology, Inc.
           Registration Statement on Form S-3
           Filed December 14, 2018
           File No. 333-228793

Dear Mr. Branton:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or
(202) 551-
3810 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Telecommunications
cc:    Zachary Blumenthal